EXHIBIT 99.1



For Immediate Release

Forum Energy Technologies, Inc. to Present at the Johnson Rice Energy Conference

Houston, TX – October 1, 2012 – (**NYSE: FET**) **Forum Energy Technologies, Inc.** announced that James Harris, Chief Financial Officer, will be presenting at the Johnson Rice Energy Conference to be held at the Hotel Monteleone in New Orleans, Louisiana on October 1-4 , 2012.

The presentation is scheduled to begin at 4:25 p.m. CDT on Tuesday, October 2nd. The live audio webcast with the corresponding slide presentation will be available at http://wsw.com/webcast/jr13/fet/   and will also be available in the Investor Relations section of Forum's website at www.f-e-t.com.

Forum Energy Technologies, Inc., headquartered in Houston, Texas, is a global provider of manufactured technologies and applied products to the energy industry. With approximately 3,200 employees located throughout the world, Forum is well positioned to provide the products and technologies essential to solving the increasingly complex challenges of the subsea, drilling and production sectors of the oil and gas industry. For more information, please visit www.f-e-t.com

Media Contact

Donna Smith - Director - Marketing & Communications
281.949.2514
donna.smith@f-e-t.com

Investor Contact

Mark Traylor – Investor Relations
281.368.1108
mark.traylor@f-e-t.com